Exhibit 99.5

Total financial statements

Fourth quarter and full year 2003 consolidated accounts, French GAAP

CONSOLIDATED STATEMENTS OF INCOME
Total

Fourth quarter	Fourth quarter		For the year ended 31,	For the year ended 31,
2003	2002	Amounts in millions of euros (1)	December	December
(unaudited)	(unaudited)		2003	2002

27,533	26,898	Sales	104,652	102,540
(23,090)	(22,817)	Operating expenses	(86,905)	(86,622)
(1,305)	(1,915)	Depreciation, depletion, and amortization of tangible assets	(4,977)	(5,792)

		Operating income
(46)	(48)	Corporate	(209)	(210)
3,184	2,214	Business segments *	12,979	10,336

3,138	2,166	Total operating income	12,770	10,126

(121)	(68)	Interest expense, net	(232)	(195)
56	51	Dividend income on non-consolidated subsidiaries	152	170
(1)	(2)	Dividends on subsidiaries’ redeemable preferred shares	(5)	(10)
(432)	143	Other income (expense), net	(1,060)	243
(1,185)	(1,150)	Provision for income taxes	(5,353)	(5,034)
218	222	Equity in income (loss) of affiliates	1,086	866

1,673	1,362	Income before amortization of acquisition goodwill	7,358	6,166

(41)	(94)	Amortization of acquisition goodwill	(139)	(212)

1,632	1,268	Consolidated net income	7,219	5,954

42	(104)	of which minority interest	194	13

1,590	1,372	NET INCOME **	7,025	5,941

2.54	2.08	Earnings per share (euros)***	11.06	8.92

3,209	2,894	*Operating income from business segments, adjusted for special items	13,004	10,995

1,633	1,461	Net operating income from business segments, adjusted for special items	6,973	5,868

1,747	1,609	**Net income (Group share), adjusted for special items	7,344	6,260

2.79	2.44	***Earnings per share, adjusted for special items (euros)	11.56	9.40

(1) Except for earnings per share

CONSOLIDATED BALANCE SHEET
Total

	Amounts in millions of euros

	31/12/2003	30/09/2003	31/12/2002
		(unaudited)

ASSETS

NON-CURRENT ASSETS
Intangible assets, net	2,017	2,089	2,752
Property, plant, and equipment, net	36,286	37,146	38,592
Equity affiliates : investments and loans	7,833	8,078	7,710
Other investments	1,162	1,228	1,221
Other non-current assets	3,152	3,527	3,735

Total non-current assets	50,450	52,068	54,010

CURRENT ASSETS
Inventories, net	6,137	6,163	6,515
Accounts receivable, net	12,357	12,111	13,087
Prepaid expenses and other current assets	4,779	5,057	5,243
Short-term investments	1,404	1,413	1,508
Cash and cash equivalents	4,836	9,676	4,966

Total current assets	29,513	34,420	31,319

TOTAL ASSETS	79,963	86,488	85,329

LIABILITIES & SHAREHOLDERS’ EQUITY

SHAREHOLDERS’ EQUITY
Common shares	6,491	6,788	6,872
Paid-in surplus and retained earnings	30,408	32,352	30,514
Cumulative translation adjustment	(3,268)	(2,197)	(830)
Treasury shares	(3,225)	(6,662)	(4,410)

Total shareholders’ equity	30,406	30,281	32,146

SUBSIDIARIES’ REDEEMABLE PREFERRED SHARES	396	429	477

MINORITY INTEREST	664	637	724

LONG-TERM LIABILITIES
Deferred income taxes	5,443	5,628	6,390
Employee benefits	3,818	4,009	4,103
Other liabilities	6,344	6,623	6,150

Total long-term liabilities	15,605	16,260	16,643

LONG-TERM DEBT	9,783	9,849	10,157

CURRENT LIABILITIES
Accounts payable	10,304	9,496	10,236
Other creditors and accrued liabilities	8,970	10,771	9,850
Short-term borrowings and bank overdrafts	3,835	8,765	5,096

Total current liabilities	23,109	29,032	25,182

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	79,963	86,488	85,329

CONSOLIDATED STATEMENTS OF CASH FLOWS
Total

Fourth quarter	Fourth quarter		For the year ended 31,	For the year ended 31,
2003	2002	Amounts in millions of euros	December	December
(unaudited)	(unaudited)		2003	2002

		CASH FLOW FROM OPERATING ACTIVITIES

1,632	1,268	Consolidated net income	7,219	5,954

1,401	2,080	Depreciation, depletion, and amortization	5,305	6,241

201	(154)	Long-term liabilities, valuation allowances, and deferred taxes	(208)	(264)
(170)	—	Impact of coverage of pension benefit plans	(170)	—
108	165	Unsuccessful exploration costs	359	487
55	(358)	(Gains)/Losses on sales of assets	182	(862)
(114)	(167)	Equity in income of affiliates (in excess of)/less than dividends received	(603)	(479)
12	1	Other changes, net	21	(7)

3,125	2,835	Cash flow from operating activities before changes in working capital	12,105	11,070
(843)	(602)	(Increase)/Decrease in operating assets and liabilities	382	(64)

2,282	2,233	CASH FLOW FROM OPERATING ACTIVITIES (1)	12,487	11,006

		CASH FLOW FROM INVESTING ACTIVITIES

(2,450)	(1,974)	Intangible assets and property, plant, and equipment additions	(6,365)	(6,942)
(109)	(146)	Exploration expenditures charged to expenses	(343)	(432)
(84)	(22)	Acquisitions of subsidiaries, net of cash acquired	(421)	(127)
(43)	(46)	Investments in equity affiliates and other securities	(123)	(298)
(124)	(135)	Increase in long-term loans	(476)	(858)

(2,810)	(2,323)	Total expenditures	(7,728)	(8,657)
167	124	Proceeds from sale of intangible assets and property, plant, and equipment	315	290
86	(8)	Proceeds from sale of subsidiaries, net of cash sold	820	5
129	543	Proceeds from sale of non-current investments	218	1,346
196	141	Repayment of long-term loans	525	672

578	800	Total divestitures	1,878	2,313
8	(83)	(Increase)/Decrease in short-term investments	116	(505)

(2,224)	(1,606)	CASH FLOW FROM INVESTING ACTIVITIES	(5,734)	(6,849)

		CASH FLOW FROM FINANCING ACTIVITIES

		Issuance and repayment of shares:
—	14	Parent company’s shareholders	69	461
(478)	(1,417)	Purchase of treasury shares	(3,994)	(2,945)
39	7	Minority shareholders	76	32
—	—	Subsidiaries’ redeemable preferred shares	—	—
		Cash dividends paid:
—	—	— Parent company’s shareholders	(2,571)	(2,514)
(10)	(7)	— Minority shareholders	(124)	(100)
830	455	Net issuance/(repayment) of long-term debt	2,108	1,642
(5,223)	(5,271)	Increase/(Decrease) in short-term borrowings and bank overdrafts	(2,153)	746
(1)	(2)	Other changes, net	(5)	(10)

(4,843)	(6,221)	CASH FLOW FROM FINANCING ACTIVITIES	(6,594)	(2,688)

(4,785)	(5,594)	Net increase/decrease in cash and cash equivalents	159	1,469
(55)	(229)	Effect of exchange rates and changes in reporting entity on cash and cash equivalents	(289)	(77)
9,676	10,789	Cash and cash equivalents at the beginning of the year	4,966	3,574

4,836	4,966	CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	4,836	4,966

(1) including payments relating to the Toulouse AZF plant explosion, offset by a long-term liability write-back of 85 million euros for the fourth quarter 2003, 719 million euros for the year ended December 31, 2003.

BUSINESS SEGMENTS INFORMATION
Total
(unaudited)

	Amounts in millions of euros

Fourth quarter 2003	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,151	18,041	4,335	6	—	27,533
Intersegment sales	2,896	577	176	34	(3,683)	—

Total sales	8,047	18,618	4,511	40	(3,683)	27,533

Depreciation, depletion, and amortization of tangible assets	(842)	(228)	(225)	(10)		(1,305)

Operating income	2,652	400	132	(46)		3,138

Amortization of intangible assets and acquisition goodwill	(11)	(26)	(45)	(6)		(88)
Equity in income (loss) of affiliates and other items	70	(124)	(225)	123		(156)
Tax on net operating income	(1,316)	(68)	37	139		(1,208)

Net operating income	1,395	182	(101)	210		1,686

Net cost of net debt						(53)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(43)

Net income						1,590

Fourth quarter 2003
(special items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales

Total sales

Depreciation, depletion, and amortization of tangible assets	—	—	(17)	—		(17)

Operating income	—	—	(25)	—		(25)

Amortization of intangible assets and acquisition goodwill	—	—	—	—		—
Equity in income (loss) of affiliates and other items	—	—	(217)	—		(217)
Tax on net operating income	—	—	85	—		85

Net operating income	—	—	(157)	—		(157)

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						—

Net income						(157)

Fourth quarter 2003
(adjusted for special items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,151	18,041	4,335	6	—	27,533
Intersegment sales	2,896	577	176	34	(3,683)	—

Total sales	8,047	18,618	4,511	40	(3,683)	27,533

Depreciation, depletion, and amortization of tangible assets	(842)	(228)	(208)	(10)		(1,288)

Operating income	2,652	400	157	(46)		3,163

Amortization of intangible assets and acquisition goodwill	(11)	(26)	(45)	(6)		(88)
Equity in income (loss) of affiliates and other items	70	(124)	(8)	123		61
Tax on net operating income	(1,316)	(68)	(48)	139		(1,293)

Net operating income	1,395	182	56	210		1,843

Net cost of net debt						(53)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(43)

Net income						1,747

Fourth quarter 2003	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Gross expenditures	1,748	704	327	31		2,810
Divestitures at selling price	119	346	94	19		578
Cash flow from operating activities (1)	2,190	(213)	172	133		2,282

(1) In the Chemicals segment, this figure amounts to 257 millions of euros excluding an amount of 85 million euros paid relating to the Toulouse AZF plant explosion.

BUSINESS SEGMENTS INFORMATION
Total
(unaudited)

	Amounts in millions of euros

Fourth quarter 2002	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,381	17,930	4,587	—	—	26,898
Intersegment sales	2,860	441	73	36	(3,410)	—

Total sales	7,241	18,371	4,660	36	(3,410)	26,898

Depreciation, depletion, and amortization of tangible assets	(1,275)	(286)	(342)	(12)		(1,915)

Operating income	2,089	117	8	(48)		2,166

Amortization of intangible assets and acquisition goodwill	(5)	(67)	(70)	(7)		(149)
Equity in income (loss) of affiliates and other items	10	61	(70)	492		493
Tax on net operating income	(1,289)	19	13	76		(1,181)

Net operating income	805	130	(119)	513		1,329

Net cost of net debt						(59)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						102

Net income						1,372

Fourth quarter 2002
(special items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	—
Intersegment sales

Total sales

Depreciation, depletion, and amortization of tangible assets	(439)	(69)	(129)	—		(637)

Operating income	(431)	(112)	(137)	—		(680)

Amortization of intangible assets and acquisition goodwill		(41)				(41)
Equity in income (loss) of affiliates and other items	(88)	(22)	(59)	349		180
Tax on net operating income	128	61	56	(75)		170

Net operating income	(391)	(114)	(140)	274		(371)

Net cost of net debt
Minority interests and dividends on subsidiaries’ redeemable preferred shares						134

Net income						(237)

Fourth quarter 2002
(adjusted for special items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,381	17,930	4,587	—	—	26,898
Intersegment sales	2,860	441	73	36	(3,410)	—

Total sales	7,241	18,371	4,660	36	(3,410)	26,898

Depreciation, depletion, and amortization of tangible assets	(836)	(217)	(213)	(12)		(1,278)

Operating income	2,520	229	145	(48)		2,846

Amortization of intangible assets and acquisition goodwill	(5)	(26)	(70)	(7)		(108)
Equity in income (loss) of affiliates and other items	98	83	(11)	143		313
Tax on net operating income	(1,417)	(42)	(43)	151		(1,351)

Net operating income	1,196	244	21	239		1,700

Net cost of net debt						(59)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(32)

Net income						1,609

Fourth quarter 2002	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Gross expenditures	1,493	465	371	(6)		2,323
Divestitures at selling price	133	114	37	516		800
Cash flow from operating activities	2,110	(188)	636	(325)		2,233

BUSINESS SEGMENTS INFORMATION
Total

	Amounts in millions of euros

For the year ended 31, December 2003	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	18,704	68,658	17,260	30		104,652
Intersegment sales	11,546	2,289	590	115	(14,540)	—

Total sales	30,250	70,947	17,850	145	(14,540)	104,652

Depreciation, depletion, and amortization of tangible assets	(3,289)	(880)	(773)	(35)		(4,977)

Operating income	10,476	1,970	533	(209)		12,770

Amortization of intangible assets and acquisition goodwill	(22)	(98)	(151)	(22)		(293)
Equity in income (loss) of affiliates and other items	265	109	(614)	569		329
Tax on net operating income	(5,460)	(521)	137	424		(5,420)

Net operating income	5,259	1,460	(95)	762		7,386

Net cost of net debt						(162)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(199)

Net income						7,025

For the year ended 31, December 2003
(special items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Chiffre d’affaires hors groupe	—	—	—	—		—
Intersegment sales

Total sales	—	—	—	—	—	—

Depreciation, depletion, and amortization of tangible assets	—	—	(17)	—		(17)

Operating income	—	—	(25)	—		(25)

Amortissements et provisions des immobilisations incorporelles et des survaleurs	—	—	—	—		—
Equity in income (loss) of affiliates and other items	—	—	(430)	40		(390)
Tax on net operating income	—	—	106	(10)		96

Net operating income	—	—	(349)	30		(319)

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						—

Net income						(319)

For the year ended 31, December 2003
(adjusted for special items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	18,704	68,658	17,260	30	—	104,652
Intersegment sales	11,546	2,289	590	115	(14,540)	—

Total sales	30,250	70,947	17,850	145	(14,540)	104,652

Depreciation, depletion, and amortization of tangible assets	(3,289)	(880)	(756)	(35)		(4,960)

Operating income	10,476	1,970	558	(209)		12,795

Amortization of intangible assets and acquisition goodwill	(22)	(98)	(151)	(22)		(293)
Equity in income (loss) of affiliates and other items	265	109	(184)	529		719
Tax on net operating income	(5,460)	(521)	31	434		(5,516)

Net operating income	5,259	1,460	254	732		7,705

Net cost of net debt						(162)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(199)

Net income						7,344

For the year ended 31, December 2003	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Gross expenditures	5,302	1,235	1,115	76		7,728
Divestitures at selling price	428	466	891	93		1,878
Cash flow from operating activities (1)	9,214	3,099	268	(94)		12,487

(1) In the Chemicals segment, this figure amounts to 987 million euros excluding an amount of 719 million euros paid relating to the Toulouse AZF plant explosion.

Balance sheet as of December 31, 2003	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Property, plant, and equipment, net	23,443	6,750	5,867	226		36,286
Intangible assets, net	196	496	1,281	44		2,017
Investments in equity affiliates	1,564	1,057	545	3,703		6,869
Total non-current assets	27,104	9,586	8,482	5,278		50,450
Capital employed (2)	16,777	9,064	8,702	4,301		38,844

(2) After taking into account, in the Chemicals segment, a pre-tax contingency reserve (civil liability) of 276 million euros related to Toulouse AZF plant explosion.

BUSINESS SEGMENTS INFORMATION
Total

	Amounts in millions of euros

For the year ended 31, December 2002	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	16,225	66,984	19,317	14	—	102,540
Intersegment sales	11,525	2,002	355	117	(13,999)	—

Total sales	27,750	68,986	19,672	131	(13,999)	102,540

Depreciation, depletion, and amortization of tangible assets	(3,823)	(965)	(955)	(49)		(5,792)

Operating income	8,923	773	640	(210)		10,126

Amortization of intangible assets and acquisition goodwill	(21)	(140)	(217)	(18)		(396)
Equity in income (loss) of affiliates and other items	318	253	(329)	1,356		1,598
Tax on net operating income	(5,182)	(170)	(71)	255		(5,168)

Net operating income	4,038	716	23	1,383		6,160

Net cost of net debt						(196)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(23)

Net income						5,941

For the year ended 31, December 2002
(special items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales

Total sales

Depreciation, depletion, and amortization of tangible assets	(461)	(69)	(129)			(659)

Operating income	(386)	(136)	(137)			(659)

Amortization of intangible assets and acquisition goodwill		(41)				(41)
Equity in income (loss) of affiliates and other items	(105)	(22)	(375)	787		285
Tax on net operating income	(119)	69	161	(174)		(63)

Net operating income	(610)	(130)	(351)	613		(478)

Net cost of net debt
Minority interests and dividends on subsidiaries’ redeemable preferred shares						159

Net income						(319)

For the year ended 31, December 2002
(adjusted for special items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	16,225	66,984	19,317	14	—	102,540
Intersegment sales	11,525	2,002	355	117	(13,999)	—

Total sales	27,750	68,986	19,672	131	(13,999)	102,540

Depreciation, depletion, and amortization of tangible assets	(3,362)	(896)	(826)	(49)		(5,133)

Operating income	9,309	909	777	(210)		10,785

Amortization of intangible assets and acquisition goodwill	(21)	(99)	(217)	(18)		(355)
Equity in income (loss) of affiliates and other items	423	275	46	569		1,313
Tax on net operating income	(5,063)	(239)	(232)	429		(5,105)

Net operating income	4,648	846	374	770		6,638

Net cost of net debt						(196)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(182)

Net income						6,260

For the year ended 31, December 2002	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Gross expenditures	6,122	1,112	1,237	186		8,657
Divestitures at selling price	603	283	140	1,287		2,313
Cash flow from operating activities	7,721	1,447	1,053	785		11,006

Balance sheet as of December 31, 2002	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Property, plant, and equipment, net	25,189	7,061	6,047	295		38,592
Intangible assets, net	264	473	1,940	75		2,752
Investments in equity affiliates	1,409	1,431	328	3,466		6,634
Total non-current assets	29,109	10,341	9,279	5,281		54,010
Capital employed (1)	18,998	10,207	9,341	3,580		42,126

(1) After taking into account, in the Chemicals segment, a pre-tax contingency reserve (civil liability) of 995 million euros related to Toulouse AZF plant explosion.

CONSOLIDATED STATEMENTS OF INCOME (Impact of special items)
Total

	For the year ended 31, December 2003			For the year ended
				31, December 2002

			Consolidated
	Adjusted for		statement of	Adjusted for
Amounts in millions of euros	special items	Special items	income	special items

Total sales	104,652	—	104,652	102,540
Operating expenses	(86,897)	(8)	(86,905)	(86,622)
Depreciation, depletion, and amortization of tangible assets	(4,960)	(17)	(4,977)	(5,133)

Operating income
Corporate	(209)	—	(209)	(210)
Business segments	13,004	(25)	12,979	10,995

Total operating income	12,795	(25)	12,770	10,785

Interest expense, net	(232)	—	(232)	(195)
Dividend income on non-consolidated subsidiaries	152	—	152	170
Dividends on subsidiaries’ redeemable preferred shares	(5)	—	(5)	(10)
Other income (expense), net	(670)	(390)	(1,060)	(41)
Provision for income taxes	(5,449)	96	(5,353)	(4,971)
Equity in income (loss) of affiliates	1,086	—	1,086	866

Income before amortization of acquisition goodwill	7,677	(319)	7,358	6,604

Amortization of acquisition goodwill	(139)	—	(139)	(172)

Consolidated net income	7,538	(319)	7,219	6,432

of which minority interest	194	—	194	172

NET INCOME	7,344	(319)	7,025	6,260

	Fourth quarter			Fourth quarter
(unaudited)	2003			2002

			Consolidated
Amounts in millions of euros	Adjusted for		statement of	Adjusted for
	special items	Special items	income	special items

Total sales	27,533	—	27,533	26,898
Operating expenses	(23,082)	(8)	(23,090)	(22,774)
Depreciation, depletion, and amortization of tangible assets	(1,288)	(17)	(1,305)	(1,278)

Operating income
Corporate	(46)	—	(46)	(48)
Business segments	3,209	(25)	3,184	2,894

Total operating income	3,163	(25)	3,138	2,846

Interest expense, net	(121)	—	(121)	(68)
Dividend income on non-consolidated subsidiaries	56	—	56	51
Dividends on subsidiaries’ redeemable preferred shares	(1)	—	(1)	(2)
Other income (expense), net	(215)	(217)	(432)	(36)
Provision for income taxes	(1,270)	85	(1,185)	(1,320)
Equity in income (loss) of affiliates	218	—	218	222

Income before amortization of acquisition goodwill	1,830	(157)	1,673	1,693

Amortization of acquisition goodwill	(41)	—	(41)	(54)

Consolidated net income	1,789	(157)	1,632	1,639

of which minority interest	42	—	42	30

NET INCOME	1,747	(157)	1,590	1,609